Xinxu Copper Industry Technology Limited

2188 Nanci First Road
Anhui Xinwu Economic Development Zone
Wanzhi District, Wuhu City
Anhui Province, China 241100

VIA EDGAR

September 8, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn:	Eranga Dias
Erin Purnell
Beverly Singleton
Andrew Blume

Re: Xinxu Copper Industry Technology Ltd Amendment No. 3 to Registration Statement on Form F-1 Filed August 5, 2025 File No. 333-278407

Dear Mr. Dias,

Xinxu Copper Industry Technology Limited (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated August 28, 2025, regarding Amendment No. 3 to Registration Statement on Form F-1 submitted to the Commission on August 5, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Disclosure changes in response to the Staff’s comments and some updates have been made in the Amendment No.4 to the Registration Statement on Form F-1 (the “Amendment No.4”), which is being filed with the Commission contemporaneously with the submission of this response letter.

Amendment No. 3 to Registration Statement on Form F-1

Exhibits

1.	Refer to the Exhibit 23.1 consent of Fortune CPA, Inc. Please ensure your auditor revises the date of their audit report to June 10, 2025 and refers to the financial statements as of June 30, 2024 and 2023, and the two fiscal years then ended. The current language only refers to the fiscal year as of and for the year ended June 30, 2024.

Response: In response to the Staff’s comment, we have included the revised consent of Fortune CPA, Inc as Exhibit 23.1 in Amendment No.4.

Unaudited Condensed Consolidated Statements of Income, page F-35

2.	We note that you have added a resale prospectus. Please revise the cover page of the resale prospectus to disclose that the resale shares will not be sold until the initial public offering is completed. Please also state the price of the initial public offering. Please remove references to the initial public offering occurring concurrently with the resale of the ordinary shares or advise. Refer to Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: In response to the Staff’s comment, we have revised the disclosures on the cover page of the resale prospectus in Amendment No.4.

We thank the Staff for its review of the foregoing. If you have any further comments or questions, please feel free to contact to our counsel, Wei Wang, at wwang@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Jinchun Cheng
Jinchun Cheng, Chief Executive Officer

cc:	Wei Wang, Esq.
Ellenoff Grossman & Schole LLP